

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

July 6, 2017

Ali Kasa
President
Anvia Holdings Corporation
Level 9, 127 Creek Street
Brisbane QLD 400
Australia

> **Re: Anvia Holdings Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 22, 2017**
> **File No. 333-217583**

Dear Mr. Kasa:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 25, 2017 letter.

Risk Factors

Mr. Ali Kasa and Mr. Waleed Badurik, the Company's officers and directors…, page 8

1. In response to prior comment 4, you disclose that Messrs. Kasa and Badurik reside outside the United States. Please revise here or elsewhere to clarify where each person resides.

The Company does not currently possess effective disclosure controls and procedures…, page 9

2. In response to prior comment 3, you added this risk factor that states that your disclosure controls and procedures were ineffective as of March 31, 2017. However, we note that

prior comment 3 addressed your internal control over financial reporting as of December 31, 2016 and not your disclosure controls and procedures as of March 31, 2017. Furthermore, we note that this added risk factor disclosure conflicts with your Form 10-Q for the quarterly period ended March 31, 2017, which disclosed that your disclosure controls and procedures were effective as of the end of that period. Accordingly, please:

- revise to include the disclosure requested by prior comment 3 concerning your internal control over financial reporting; and

- clarify in your response whether your disclosure controls and procedures were effective as of March 31, 2017. If your disclosure controls and procedures were ineffective as of March 31, 2017, please file an amended Form 10-Q for the quarterly period ended March 31, 2017, or advise.

Description of Securities

Preferred Stock, page 12

3.   We note your response to prior comment 7. Your current disclosure appears to indicate that the company may not adopt any amendments to its Bylaws or Certificate of Incorporation without the affirmative vote of at least 60% of the outstanding shares of Series A Preferred Stock. However, Section 2(B) of your Series A Preferred Stock Certificate of Designation, filed as Exhibit 3.1 to your Form 8-K filed March 17, 2017, states that the company "shall not, without the consent of the sixty-percent (60%) of the holders of the Series A Preferred Stock, voting as a separate class, (i) alter or change the provisions of the Certificate of Incorporation . . . so as to adversely affect the voting powers, preferences or special rights of the Series A Preferred Stock . . . ." As it appears that the Certificate of Designation does not address amendments to your Bylaws and only limits amendments to your Articles of Incorporation that "adversely affect the voting rights, preferences or special rights of the Series A Preferred Stock," please revise your disclosure here and elsewhere to ensure consistency between your description of the Series A Preferred Stock voting rights here and Section 2 of your Series A Certificate of Designation, or advise.

The Business and the Business Plan

Recent Developments, page 18

4.   Here you describe agreements with Stanley Footwear Consortium Sdn Bhd, YKGI Bhd and Asteel Sdn Bhd pursuant to which you will distribute these companies' products. Please revise your business section, and elsewhere as appropriate, to describe this aspect of your business. In this regard, these operations appear to be distinct from those related to your e-learning platform.

Financial Statements

Condensed Balance Sheets, page F-1

5. Your expanded disclosure on page 21 relating to the proposed acquisition of All Crescent identifies that you paid a deposit of $20,000 in connection with the All Crescent Acquisition. Explain why it does not appear that this deposit is reflected in your financial statements. Indicate the source of the deposit

Notes to Financial Statements

Note 6 – Subsequent Events, page F-17

6. Please explain the nature of the $100,000 payment made by Mr. Kasa to Tiber Creek Corporation. As presented in your table on page 32, we note that Mr. Kasa is your largest shareholder. In your response, explain how you determined that this amount should not be recorded in your financial statements. In this regard, all costs of doing business should be reflected in historical financial statements. Refer to SAB 107.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3453 with any other questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Lee Cassidy, Esq.
       Cassidy & Associates